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Exhibit 4

                         [Decade Companies Letterhead]


                                                            November 28, 1996




RE Decade Companies Income Properties Tender Offer

Dear Investor:

         We are pleased to report that on Wednesday, November 27, the Partnership's Tender Offer was completed. We feel the Tender Offer was successful in accommodating the differing goals of the limited partners. For those who tendered their Interests, there is immediate liquidity of their investment. For those who did not tender their Interests, there is an immediate increase in their percentage ownership of the Partnership, including acquiring a greater share of the equity, profit, and losses. Because Interests were tendered at a discount to estimated net asset value, limited partners who did not tender will also proportionately benefit to the extent of the discount.

         The Partnership does not intend to borrow any additional funds to purchase any Interests. Further, all Interests which have been tendered have been accepted in full, without proration. We will tabulate the results of the Tender Offer after the Thanksgiving holiday and report such results to you in a separate letter.

         We believe the Tender Offer was beneficial for all limited partners by enabling them to make a choice between immediate liquidity and continued ownership. We found a way to provide liquidity to those who wanted it at a price generally above the prevailing secondary market prices, while offering the benefits of increased ownership to those partners who remained in the Partnership.

         If you have any questions whatsoever regarding this or any aspect of your investment in this program, please do not hesitate to contact me at your earliest convenience.

                                             Very truly yours,

                                             /s/ Michael Sweet

                                             Michael G. Sweet
                                             Partnership Manager